CYCURION, INC.

1640 Boro Place, Fourth Floor

McLean, VA 22102

May 14, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Cycurion, Inc.
Registration Statement on Form S-1, as amended
Initially Filed May 7, 2025
File No. 333- 287052

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on May 13, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1, as amended (File No. 333-287052), for 4:00 p.m., Eastern Time, on Thursday, May 15, 2025, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely,

CYCURION, INC.

By:	/s/ Alvin McCoy III
Title:	Alvin McCoy III
Title:	Chief Financial Officer